CUSIP No. 125127 10 0                    13D                   Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           Sirius Satellite Radio Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, par value $0.001 per share
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                         (Title of Class of Securities)

                                   125127 10 0
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                                 (CUSIP Number)

  Darlene M. Friedland                       Paul L. Goldman                        Randal R. Jones
  Robert M. Friedland                   Goodman Phillips & Vineberg               Dorsey & Whitney LLP
  2, Bulletin Place #15B                 1900 - 355 Burrard Street                  U.S. Bank Center
        Sydney                          Vancouver, British Columbia           1420 Fifth Avenue, Suite 3400
New South Wales, Australia 2000                 Canada V6C 2G8                        Seattle, WA 98101
     (612) 9363-9799                           (604) 682-7737                         (206) 903-8814
Fax: (612) 9363-9088                      Fax: (604) 682-7131                    Fax: (206) 903-8820
------------------------------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 6, 2000
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             (Date of Event which Required Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

CUSIP No. 125127 10 0                    13D                   Page 2 of 6 Pages

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1    Name Of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons
     Darlene M. Friedland
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2    Check The Appropriate Box If A Member Of A
       Group (See Instructions)                                      (a) |_|
                                                                     (b) |_|
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3     SEC Use Only
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4     Source of Funds
      Not applicable
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5     Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)
                                                                     |_|
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6     Citizenship Or Place Of Organization
      United States and Canada
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                7     Sole Voting Power
 NUMBER OF            0
                ----------------------------------------------------------------
  Shares        8     Shared Voting Power
Beneficially          0
                ----------------------------------------------------------------
 Owned By       9     Sole Dispositive Power
   Each               1,417,250
                ----------------------------------------------------------------
 Reporting      10    Shared Dispositive Power
Person With           917,250
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11    Aggregate Amount Beneficially Owned By Each Reporting Person
      2,334,500
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12    Check If The Aggregate Amount In Row (11) Excludes Certain Shares    |_|

--------------------------------------------------------------------------------

13    Percent Of Class Represented By Amount In Row 9
      8.1%
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14    Type Of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No. 125127 10 0                    13D                   Page 3 of 6 Pages

--------------------------------------------------------------------------------
1    Name Of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons
     Robert M. Friedland
--------------------------------------------------------------------------------

2    Check The Appropriate Box If A Member Of A
       Group (See Instructions)                                      (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC Use Only
--------------------------------------------------------------------------------

4     Source of Funds
      Not applicable
--------------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)
                                                                     |_|
--------------------------------------------------------------------------------
6     Citizenship Or Place Of Organization
      United States and Canada
--------------------------------------------------------------------------------
                7     Sole Voting Power
 NUMBER OF            0
                ----------------------------------------------------------------
  Shares        8     Shared Voting Power
Beneficially          0
                ----------------------------------------------------------------
 Owned By       9     Sole Dispositive Power
   Each               0
                ----------------------------------------------------------------
 Reporting      10    Shared Dispositive Power
Person With           917,250
--------------------------------------------------------------------------------

11    Aggregate Amount Beneficially Owned By Each Reporting Person
      2,334,500
--------------------------------------------------------------------------------

12    Check If The Aggregate Amount In Row (11) Excludes Certain Shares    |_|

--------------------------------------------------------------------------------

13    Percent Of Class Represented By Amount In Row 9
      8.1%
--------------------------------------------------------------------------------

14    Type Of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No. 125127 10 0                    13D                   Page 4 of 6 Pages



Item 1.  Security and Issuer.

(a) Title of class of securities: Common Shares, par value of $0.001 per share (the "Common Shares")

(b)  Name of issuer:  Sirius Satellite Radio Inc.
     Address:  36th Floor, 1221 Avenue of the Americas, New York, NY 10020

Item 2.  Identity and Background.

(a)  Name:      (i)  Darlene M. Friedland
                (ii) Robert M. Friedland

(b) Residence or business address: 2, Bulletin Place #15B, Sydney, New South Wales, Australia 2000

(c)  Principal occupation or employment: Investor

(d)  Criminal convictions within five years: None

(e)  Federal or state securities laws violations within five years: None

(f) Citizenship: Each reporting person is a citizen of both the United States and Canada

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

(a)  Number of securities owned beneficially:  2,334,500
     Percentage of class:  8.1%

(b)  Sole voting power:  0
     Shared voting power:  0
     Sole dispositive power:    (i)  1,417,250
                                (ii) 0
     Shared dispositive power:  (i)  917,250
                                (ii) 917,250

(c) Transactions during past 60 days: Robert M. Friedland disposed of 500,000 Common Shares on Nasdaq pursuant to the provisions of Rule 144(k). Mr. Friedland disposed of the Common Shares as follows:

         Date                        Number of Shares        Price per Share
         ----                        ----------------        ---------------

         January 6, 2000             30,000                  $41.75
                                     15,000                  $41.875
                                     20,000                  $41.9375
                                     40,000                  $42.00
                                     20,000                  $42.125
                                     15,000                  $42.25
                                     20,000                  $41.1125

CUSIP No. 125127 10 0                    13D                   Page 5 of 6 Pages


                                     15,000                  $42.375
                                     20,000                  $42.4375
                                     90,000                  $42.50
                                     10,000                  $42.5625
                                     15,000                  $42.625
                                     35,000                  $42.875
                                     25,000                  $42.9375
                                     15,000                  $43.00
                                      5,000                  $43.75
                                      5,000                  $44.25
                                      5,000                  $44.625
                                     10,000                  $45.00

         January 10, 2000             7,100                  $42.50
                                      1,100                  $42.5625

         January 11, 2000             5,000                  $42.50
                                     15,900                  $42.50
                                        900                  $42.5625
                                        500                  $42.625

         January 18, 2000            53,000                  $42.375
                                      1,000                  $42.50
                                      3,500                  $42.75
                                      2,000                  $43.00

(d)  Other beneficiaries: None

(e)  Date reporting person ceased to be 5% owner: Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a Voting Trust Agreement, dated as of August 26, 1997, among CD Radio Inc. (now Sirius Satellite Radio Inc.), Darlene Friedland and David Margolese, Mr. Margolese has the power to vote in his discretion all shares of Sirius Satellite Radio Inc. common stock owned or thereafter acquired by Darlene Friedland and certain of her affiliates, including her husband Robert Friedland.

Item 7.  Material to be Filed as Exhibits.

1. Agreement, dated as of February 1, 2000, among Darlene Friedland and Robert Friedland for joint filing of this Schedule 13D

2. Voting Trust Agreement, dated as of August 26, 1997, among CD Radio Inc., Darlene Friedland and David Margolese*

--------------------
* Previously filed as Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on March 11, 1998

CUSIP No. 125127 10 0                    13D                   Page 6 of 6 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED as of February 10, 2000






                                               /s/ Darlene Friedland
                                     ------------------------------------------
                                               Darlene M. Friedland



                                               /s/ Robert Friedland
                                     ------------------------------------------
                                               Robert M. Friedland

                                    EXHIBIT 1

     It is hereby agreed that this Schedule 13D is jointly filed pursuant to Rule 13d-1(k)(1) on behalf of Darlene M. Friedland and Robert M. Friedland.

     DATED as of February 1, 2000






                                               /s/ Darlene Friedland
                                     ------------------------------------------
                                               Darlene M. Friedland



                                               /s/ Robert Friedland
                                     ------------------------------------------
                                               Robert M. Friedland